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EXHIBIT 99.5


                                NEWS RELEASE


                    Tyson Announces Tender Offer For All
                    Shares of WLR Foods at $30 Per Share

           Springdale, Arkansas (March 3, 1994) - Tyson Foods, Inc. (NASDAQ:
TYSNA), today announced that it will commence a tender offer on March 9, 1994 to purchase all outstanding shares of common stock of WLR Foods, Inc. (NASDAQ: WLRF), at $30 per share in cash. Tyson stated that it beneficially owns in excess of 5% of the outstanding shares of WLR common stock.

           WLR Foods has approximately 11 million shares outstanding. The tender offer will be subject to certain conditions, including the tender of at least a majority of the shares. The tender offer however, will not be subject to a financing condition.

           On January 24, 1994, Tyson delivered to WLR Foods a proposal to merge WLR Foods into Tyson in which WLR shareholders would receive $30 per
share in cash.   On February 6, 1994, WLR Foods announced that its Board of
Directors had rejected Tyson's proposal.

           Tyson stated that it intends to request a special meeting of WLR Foods shareholders pursuant to the Virginia Control Share Acquisitions Act. At such meeting WLR Foods shareholders will be asked to vote on a proposal to accord full voting rights to the WLR Foods shares acquired by Tyson pursuant to the tender offer. The Act provides that, unless such proposal is adopted, Tyson will not have any voting rights with respect to shares purchased by it in the tender offer. Approval of the proposal requires the affirmative vote of the holders of a majority of the WLR Foods shares, other than those shares held by Tyson and its associates or by officers of the Company or directors of the Company who are employees. The purpose of the Control Share Acquisitions Act is, in effect, to allow the disinterested shareholders of WLR Foods to express a view on Tyson's tender offer.

           On February 4, 1994, the WLR Foods Board of Directors took a series of actions aimed at changing the status of four of its directors to purportedly allow them to vote their shares of WLR Foods common stock on Tyson's proposal under the Virginia Control Share Acquisitions Act. These four directors hold in excess of 10% of the outstanding shares. The WLR

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Foods Board of Directors also changed the record date provisions of WLR
Foods' Bylaws with respect to special shareholders meeting called under the Act, effectively eliminating advance notice of the record date.

           "As a result of these actions," Mr. Don Tyson, Chairman of the Board of Directors of Tyson, stated, "WLR Foods has attempted to frustrate the voting rights of their own shareholders under the Act and to entrench management."

          Tyson has filed claims against WLR Foods and its directors in federal district court in Virginia in response to the actions taken by WLR Foods and its Board of Directors. Tyson's claims ask the court to negate the improper actions taken by the Board and thereby allow a fair vote by the disinterested shareholders of WLR Foods under the Virginia Control Share Acquisitions Act.

          Also in connection with its rejection of Tyson's proposal, the WLR Foods Board of Directors adopted a poison pill rights plan and lucrative golden parachute severance arrangements for WLR Foods executives as further defensive and entrenchment tactics. The claims filed by Tyson also request that the poison pill rights plan and lucrative golden parachute arrangements adopted by WLR Foods after its receipt of Tyson's original merger proposal be invalidated.

          Tyson's claims also challenge the Virginia statutory scheme regulating take-overs as an unconstitutional barrier to Tyson's ability to acquire shares pursuant to the tender offer.

          In addition to the tender of a majority of the outstanding shares, the tender offer will be certain other conditions, including WLR Foods' recently issued poison pill rights having been redeemed or invalidated or otherwise found to be inapplicable to the tender offer; Tyson's satisfaction that the restrictions contained in the Virginia Affiliated Transactions Statute Act will not apply to the proposed merger between Tyson and WLR Foods; and full voting rights for all shares of WLR Foods common stock acquired by Tyson pursuant to the tender offer having been approved at a special meeting of WLR Foods' shareholders, or Tyson's being satisfied that the Virginia Control Share Acquisitions Act is inapplicable to Tyson or its acquisition of shares of WLR Foods common stock.

          Notwithstanding its commencement of the tender offer, Tyson stated that it remains willing to enter into negotiations at any time with WLR Foods regarding its proposal.

          The Information Agent for the tender offer will be MacKenzie Partners, Inc.

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          For further information, contact Tyson's Director of Media, Public and Government Affair, Archie Shaffer, III at 501-290-7232.

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